YuMe, Inc. 1204 Middlefield Road Redwood City, CA 94063 Phone (650) 591-9400 www.yume.com

December 14, 2015

Via EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:     YuMe, Inc.

   Form 10-K for the Fiscal Year Ended December 31, 2014

   Filed March 10, 2015

   File No. 001-36039

Dear Mr. Pacho:

YuMe, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2015 with respect to the above-referenced filing (the “2014 Form 10-K”). Set forth below is the Company’s response to the Comment.

Form 10-K for the Year Ended December 31, 2014

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

We note that you recognize advertising revenues on a gross basis as a result of being the primary obligor in the arrangement. Please further clarify the terms of these advertising arrangements and provide us with an analysis that supports your presentation of these revenues on a gross basis, taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please address the following:

a.

Explain the contractual relationships between you, the advertising agency and the advertiser, in particular how pricing is determined and the specific activities performed by each party in providing the advertising service;

b.

Explain the contractual relationship between you and the digital media properties through which you deliver video advertisements, in particular how their negotiated percentage of the revenue is determined, and their performance obligations and activities in providing the service;

c.	Whether and how you have discretion in terms of the selection of the websites on which you place ads, in particular in supplier selection through programmatic buying on real-time bidding exchanges;
d.	Whether you have inventory risks for advertising inventory purchased in advance or on a guarantee basis;
e.	Whether there are any minimum volume commitments to fulfill;
f.	Whether the advertisers can seek remedies from you or the digital media property owners; and
g.	The degree to which your contractual arrangements, margins and revenue trends differ for ads placed on online and mobile websites and applications.

Executive Summary

To assist you in reading our response, we have provided definitions of some of the terms and acronyms that we use:

“Advertising Campaign”—The process by which we deliver a brand advertiser's digital video advertisements to audiences available through digital media properties in order to fulfill the overall objectives, including the contractual requirements, of the Advertising Campaign awarded to us by advertising customers.

“Brand Awareness”—The extent to which a brand is recognized by potential customers and correctly associated with a particular product.

“Brand Favorability”—The number of people who view the brand positively.

“Brand Metrics”—Brand Metrics are campaign specific and outline criteria for measuring customer satisfaction toward fulfillment of a campaign.

“CPM”—Cost per thousand Impressions, a measure by which Advertising Campaign placements may be priced for advertisers on a digital media property.

“Impression”—An Impression is the exposure of the Advertising Campaign content on a publisher site.

“Message Recall”—A measure of advertising effectiveness in which a sample of respondents are exposed to an Advertising Campaign and at a later time are asked if they recall the primary message of an Advertising Campaign.

“Purchase Intent”—The likelihood that a person intends to buy a product in a given period of time.

“YuMe SDKs”—YuMe's Audience Aware Software Development Kit, our proprietary software that digital media property owners embed in websites and applications residing on other devices, along with a related set of implementation tools.

The Company reports revenue on a gross basis, as the principal in the arrangement with the responsibility to fulfill the advertising campaign, not as the agent. This conclusion is based on our analysis of the criteria contained in ASC 605-45-45. In that analysis, we have determined that the Company:

●	Is the primary obligor in the fulfillment of the campaign;
●	Is the party performing the campaign services ordered by the customer;
●	Has latitude to establish pricing for the campaign services;
●	Has discretion in supplier selection;
●	Is responsible for all billing and collection activities;
●	Bears credit risk; and
●	Bears inventory risk in the form of purchase commitments and economic risk in the arrangement.

The Company enters into arrangements with advertising agencies and sometimes directly with brand advertisers (collectively “customers”) to provide digital advertising solutions for delivering video Advertising Campaigns across personal computers, smartphones, tablets, set-top boxes, game consoles, Internet-connected TVs and other devices (collectively “Internet-connected devices”). The Company considers the performance obligation under its arrangements to be the delivery of an Advertising Campaign and has concluded that this is the single element in the Company’s arrangements with its customers.

Advertising agencies represent brand advertisers promoting Advertising Campaigns that are designed for consumers using Internet-connected devices. In the normal course of business, an advertising agency has an arrangement with a brand advertiser to develop and deliver an Advertising Campaign that meets the brand advertiser’s objectives. The Company may also contract directly with brand advertisers. Advertising services provided by the Company are priced on a CPM basis for Impressions. There are other common types of pricing including cost per click and cost per completed view which are not determined on an Impressions delivered basis but where an additional level of interaction is required by an end user such as clicking through the Advertising Campaign or watching it for a specified percentage of the run time. Pricing is also based on the advertising format such as pre-roll or interactive video. A pre-roll Advertising Campaign is a promotional video message that plays before the content the user has selected. Interactive video is a digital advertising format of moving images that play like regular video files, but include clickable areas that perform an action when you click on them, such as display information or move to a different part of the video, or open another file.

The demand side relationship between the Company, the advertising agency, and the advertiser is governed by an Insertion Order (“IO”) (as described and defined below) and is depicted in the chart below.

Advertising Impressions are delivered to consumers through the supply side relationship between the Company and publishers:

Advertising Campaigns typically target consumers in a particular demographic and/or geographic location, or combination of pre-determined targeting criteria. The Company’s core technology optimizes campaign delivery for placement results relevant to brand advertisers, such as Brand Awareness, Message Recall, Brand Favorability and Purchase Intent. Campaign delivery optimization is achieved through machine learning algorithms utilizing data gathered by the Company’s proprietary software and data provided by third parties. Over the Company’s 11 year operating history it has amassed a vast amount of data derived from its large installed base of YuMe SDKs that are embedded in online and mobile websites and entertainment applications residing on millions of Internet-connected devices. The Company’s software platform (the “platform”) collects large amounts of data, which is accumulated and analyzed by the platform and is used to optimize the delivery of advertisements to the intended audiences. During Advertising Campaign fulfillment, the platform accesses and analyzes that data about viewers, as well as the Company’s network of websites. The platform will independently determine and select which digital media property owners (“publishers”) to use to display a specific advertisement, matching relevant advertisements with appropriate advertising inventory space in order to target and engage specific audiences. The Company obtains inventory from publishers, which supply advertising inventory space on digital media viewable by consumers using Internet-connected devices. The Company has agreements in place with publishers that provide the Company with advertising inventory as described further in the section below which discusses general inventory risks.

The platform also contains technology which provides reasonable assurance that every Impression can be viewed. Advertisement visibility is a key element of each arrangement because the Company is only paid for Impressions that can be viewed. Without this technology in place, video advertisements could be displayed below the fold and never viewed. YuMe’s technology attempts to determine where the video player is on the page and only displays a video Advertising Campaign when it is visible on the screen. We are not aware of any other video advertising solution that has this capability.

Customers place IOs for Advertising Campaigns directly with the Company. The IO is a legal agreement between the customer and the Company and defines the pricing, dates, volume, total campaign value and the targeting parameters of the campaign. An Account Manager (“AM”) at the Company works with the customer during all stages of the campaign to build the most effective and efficient proposed solution for the customer based on prescribed campaign objectives.

Under the Company’s IO arrangements, advertising agencies have no contractual relationship with the publishers. IOs are subject to terms and conditions commonly used in the media industry which govern the Company’s role in the arrangement and serve to establish the Company as the primary obligor. The Company is responsible for the fulfillment of the IO which involves placing advertisements and providing campaign management. Publishers are not a party to the IO arrangement. Moreover, the Company is responsible for monitoring the delivery and pacing of advertisements in addition to being responsible for remedying any delivery issues.

YuMe invests substantial resources in our Traffic Quality team which includes advertising fraud prevention, policies and responses to such suspicious activity as well as upholding traffic quality standards to help ensure the Advertising Campaigns provide a return on investment. YuMe has also completed the IAB Ad Network & Exchange Quality Assurance Certification Program, committing to brand safety, quality and accountability in advertising. That means that customers receive benefits from our comprehensive brand safety capabilities, including reasonable assurance that Advertising Campaigns are featured in connection with quality video content, brand protection by blocking video ads from being served in unsafe environments, increased video advertising campaign performance by improving the viewer experience and maximization of Advertising Campaign investments by attempting to ensure that every Impression the customer pays for is seen.

Fulfillment of Advertising Campaign requirements involves the use of the Company’s proprietary technology and campaign management services (collectively “advertising services”). Advertising services are the fulfillment of Advertising Campaigns.

The Company is in the process of expanding its capabilities into automated, or programmatic, buying and selling platforms for its customers and media partners. These would enable both fixed-price and auction-based transactions. In 2014 the Company did not have any programmatic software platform revenue. The Company had revenue from orders from agency internal deal-desks (which centrally coordinate buying for affiliated entities), however, it was contracted through an IO and was subject to the same terms and conditions in the normal course of business.

Accounting position

In accordance with ASC 605-45-45, the Company concluded that advertisers are its customers and it is the principal in its arrangements with those customers to supply advertising campaign services. The publishers are the Company’s suppliers. This conclusion is based on an evaluation of the eight indicators for gross revenue reporting outlined in ASC 605-45-45-3 through 14, and the three indicators described in ASC 605-45-45-15 through 18 for net reporting. The Company conducts an ongoing analysis of these factors and believes the indicators of gross reporting are present and compelling for the service that it provides to its customers and supports our position of reporting revenue on a gross basis. The following is an analysis of the principal versus agent indicators as prescribed by ASC 605-45-45:

Gross (Principal) indicators:

1) The Company is the primary obligor in the arrangement

As stated above, Customers place IOs for Advertising Campaigns directly with the Company and the Company is responsible for the fulfillment of the IO. The Company maintains the relationship with its customer throughout the delivery of the campaign using proprietary technology, described in more detail above in the Executive Summary, and campaign management. The Company’s campaign management consists of media operations planning and client services. Media operations planning includes planning, executing, monitoring, managing and optimizing video Advertising Campaigns. Client services include analysis and reporting of campaign performance. Campaign management and client services are described in more detail below in our response to question part a.

As described in greater detail in our response to question part a, the Company enters into publisher agreements and makes decisions about how Advertising Campaigns are delivered on publisher’s websites. The Company’s customers and the publishers do not interact with each other. Publishers function separately and do not manage the campaigns running on their websites or applications.

Commercial remedies to our customers include makegoods (or re-delivery), credits, or waivers of fees where appropriate. Issues not remediated may result in refusals to pay, demand for refund, or loss of future business. In addition to the opportunity costs of delivering makegoods, the Company incurs indirect cost (mainly personnel related) and technology costs. These risks collectively are risks that the Company bears as the primary obligor in the arrangement for providing the advertising services.

2) The Company has general inventory risk

The Company is responsible for obtaining and managing the supply of publisher advertising space. Inventory is obtained either from the Company’s connected audience network (“CAN”) of publishers with whom the Company has revenue sharing arrangements, or from external suppliers that charge fixed prices (“Media Buys”). Media Buys are sought by the Company to obtain premium inventory when demand exceeds available supply from CAN publishers. For example, demand for premium inventory during holiday seasons is higher than during other times of the year. Third-party inventory supply is at higher costs than CAN and as a result can negatively impact the profitability of a particular campaign. Media Buys may increase our overall direct cost of revenue, or traffic acquisition costs (“TAC”) and negatively impact gross margins.

As described in our 2014 Form 10K, the Company periodically enters into minimum purchase commitments with CAN publishers (“publisher guarantees”) in an effort to ensure premium advertising space is available to meet customer demands. Publisher guarantees create general inventory risk for the Company because inventory supply must be purchased regardless of whether the inventory is used by the Company. At December 31, 2014 our purchase commitment for publisher guarantees was $10.1M. Purchase commitments may require a fixed CPM, fixed volume or a combination of both. Such commitments are necessary to attract publishers with premium content and high volume traffic.

The Company also has some economic exposure for inventory purchased from publishers in the CAN where the Company has a revenue share agreement in place. It is the Company’s business practice to pay these publishers in many cases in advance of collecting payment from the customer. Therefore, to the extent the customer does not accept the services delivered by the Company, the Company has economic exposure to a loss on the purchase of that inventory. Further in connection with makegoods, the Company also incurs additional economic costs from re-delivery of advertising Impressions. These costs include, but are not limited to, opportunity costs, indirect costs (mainly personnel related) and technology costs.

3) The Company has latitude in establishing price

The Company has latitude in establishing the selling price of delivering advertisement campaigns demonstrated in the ability to determine the price at which the Company’s services are sold. IOs include stated prices for the number and type of Impressions to be delivered. These prices are not a stated percentage or a fixed fee per transaction.

The Company’s Price Yield Management (“PYM”) team controls pricing based on various factors which include, but are not limited to, the demand of Advertising Campaign delivery services, market conditions, seasonality and the related costs for delivering Advertising Campaigns. PYM also considers factors such as the specific audience targeting, the amount and timing of expected advertising Impression delivery and additional fees that may be incurred to deliver the campaign (such as third-party data fees). The same analysis may result in different pricing for a campaign based on volume commitments from a customer, supply availability, geographic constraints and seasonality. The Company has an approved internal “rate card” and establishes general pricing guidance for the period, which are general guidelines for the Company’s sales representatives to follow. Pricing is established without any involvement of the publishers whose websites the advertisements will ultimately be placed.

Pricing is therefore established by the Company and is not the responsibility of the publisher.

4) The Company changes the product or performs part of the service

The Company performs the advertising services using its platform and personnel to make decisions about campaign delivery. Decisions impacting optimization and targeting occur throughout the campaign fulfillment process. Adjustments to the campaign delivery strategy occur based on the projected and ongoing performance of the campaign and the availability of advertising supply during the course of the campaign. None of these services are performed by the publisher or a third party. Further discussion regarding the Company’s advertising services is provided below in our response to question part a.

5) The Company has discretion in supplier selection

The Company has discretion to select the publishers for providing inventory on the websites on which advertisements will be displayed. The Company actively manages its relationships with publishers and third-party Media Buy suppliers. A customer may specify a particular type of demographic or prohibit certain websites but generally may not specify websites for delivery. The Company takes into consideration a number of factors when making decisions about which publishers to use for a particular campaign. These factors include, but are not limited to, the quality of their websites and various data elements collected by the platform.

6) The Company is involved in determination of product or service specifications

The Company’s advertising services include multifaceted decision making and tools that optimize and target consumer viewing advertisements on Internet-connected devices. CAN optimizes campaigns around Brand Metrics by reviewing data elements like anonymized user identification, geographic verification, anonymized profiled behaviors, screen type, user engagement and advertising performance.

7) The Company has physical loss inventory risk

Not applicable.

8) The Company has credit risk

The Company performs all billing and collecting activities, and is subject to credit risk. During 2014, it took the Company an average of approximately 113 days to collect after a sale was made and paid its publishers in 90 days, creating an unfavorable lag in generating working capital. While the Company structures many of its publisher contracts, as is customary in the industry, so that the publisher’s revenue share is contractually based on collected revenue, the Company’s practice is to pay its publishers based on recorded revenue rather than collected revenue. Because of this and the unfavorable timing difference in when collections are received and payments are made, the Company typically pays its publishers prior to collecting amounts due from its customers. In order to preserve publisher relationships, the Company does not have a practice of clawing back any amounts paid to its publishers for uncollectible receivable write-offs or customer refunds and rebates, although it has a contractual right to do so in most publisher arrangements.

The Company is further subject to credit risk with its customers in that it does not always receive payment for all of its recorded revenue. For example, during 2014 the Company recorded bad debt write-offs of $739 thousand. At December 31, 2014, the Company had an allowance for doubtful receivables of $1.5 million, or 2%, of gross receivables of $70.1 million.

Net (Agent) Indicators:

9) The supplier (not the Company) is the primary obligor in the arrangement

The Company, not the publisher, is the primary obligor in its arrangements with its customers. The publisher has no agreement with the Company’s customers. The Company separately contracts with its publishers to obtain advertising space and the Company is responsible for the delivery of the campaign, not the publisher.

10) The amount the Company earns is fixed

The Company recognizes revenue based on fulfillment of advertising services determined by the number of advertising Impressions displayed.

As described in the above analysis, the Company has discretion in establishing the selling price with the customer. The gross profit earned by the Company is an amount that is equal to the difference between the selling price to the customer and the amount to be paid to the publisher based upon separate negotiations with the publisher. As such, the amount earned by the Company is not fixed and can vary depending on the price charged to the advertiser and the revenue percentage shared with the publisher. Further discussion concerning publisher pricing can be found below in response to question part b.

11) The supplier (not the Company) has credit risk

As discussed above in item 8, the Company bears credit risk, not the publisher.

While the Company acknowledges no one indicator of ASC 605-45-45 is presumptive or determinative, the Company is in agreement with the Staff’s public positions on this subject, that the three strongest indicators for gross revenue recognition are determining that a party is the primary obligor of the arrangement, has latitude in establishing pricing, and has general inventory risk.

Based on the Company’s analysis of the factors outlined in ASC 605-45-45 described above, the Company recognizes advertising revenue on a gross basis as the principal in the arrangement and not the agent because the Company is responsible for fulfillment of the Advertising Campaign and is therefore the primary obligor in the arrangement, the Company establishes pricing of the arrangement and the Company has general inventory risk. In situations where the Company does not have a purchase commitment or has not purchased Media Buys, the Company believes that general inventory risk has been created because the Company as a practice does not claw-back funds paid to the publisher regardless of whether the customer accepts the service and as such is economically at risk in the arrangement. Additionally, the Company’s conclusion of recognizing revenue on a gross basis as the principal in the arrangement is also supported by the fact that it makes optimization decisions about campaign delivery, has discretion in supplier selection, performs all billing and collection activities, bears credit risk and the amount earned by the Company is not fixed.

a. Explain the contractual relationships between you, the advertising agency and the advertiser, in particular how pricing is determined and the specific activities performed by each party in providing the advertising service.

Preceding a successful bid for any Advertising Campaign, the Company carries out an extensive process to win business from an advertising agency which includes relationship building.

As mentioned above in gross indicator 3, the PYM team is responsible for providing pricing and inventory availability for the Request for Proposal (“RFP”). An RFP is requested by an advertiser customer for solutions that address an advertiser’s objectives. An RFP includes the advertiser’s general objectives, such as desire to reach a specific social demographic audience. As part of the RFP, the Company demonstrates that the Company can effectively fulfill an Advertising Campaign that meets the advertiser’s objectives. The pricing for a campaign is determined by both the product that is proposed for the RFP and the desired audience to be targeted. Typical products include video advertisements layered with targeting parameters and content categories. Targeting and content variables can include such things as location, demographics and behavioral targeting. If specified by the customer, consideration is also given to the type of internet-connected devices that are desired such as connected TV, mobile devices, tablets or other digital screens.

The Company delivers Advertising Campaigns using proprietary technology, described in detail above, and campaign management. The Company’s campaign management consists of media operations planning and client services. Media operations planning includes planning, executing, monitoring, managing and optimizing video Advertising Campaigns. Client services include analysis and reporting of campaign performance.

During the planning phase, media plans are designed by the Company in an effort to ensure campaign delivery in accordance with customer goals and objectives, as specified in an IO. Media plans include the Company’s fulfillment decisions about audience targeting strategy, placement quality, cross-screen compatibility (which screens to target), brand safety and Advertising Campaign visibility. Brand safety and Advertising Campaign visibility are described in greater detail below. The media plan is an internal document, not provided to the customer, which outlines the Company’s decision making about media allocation.

Within the execution phase, the Company delivers campaigns in accordance with the media plan. During this phase, the Company’s platform tracks and collects various data elements, which it uses for advanced audience modeling by means of scoring and targeting algorithms that continuously improve the Company’s ability to optimize, or deliver campaigns onto premium publisher inventory. During advertising fulfillment, the platform accesses and analyzes volumes of data about viewers, as well as the Company’s network of websites, in order to reach the targeted audience and to engage them to view the advertisement or to take a specified action. The Company’s platform will ultimately independently determine which publishers to use to display a specific advertisement. In addition, the Company also manages pacing, as specified in the media plan, to reasonably achieve a balanced delivery of the campaign throughout the campaign term.

Monitoring and managing performance includes reviewing the campaign metrics daily and working to shift the campaign targeting to other publisher supply sources as necessary during the life of the campaign, if required, in an effort to ensure that the campaign delivers according to the media plan. This also includes economic management in achieving margin targets on behalf of the Company while meeting customer goals and objectives. Delivery issues are identified through real time monitoring of discrepancy reports by the Media Operations team. Campaign delivery pacing and placement is adjusted to resolve and meet the campaign objectives specified in the media plan.

As part of client service, the Company provides analysis and reporting of campaign performance, which includes frequent customer communication about ongoing campaign performance and insights into audiences reached. For example, the Company may provide the customer information about the extent the end users are interacting with the advertisements through clicks or other actions. The Company may also reveal to the customer the geographic regions where the advertisements have been delivered.

b. Explain the contractual relationship between you and the digital media properties through which you deliver video advertisements, in particular how their negotiated percentage of the revenue is determined, and their performance obligations and activities in providing the service.

The Company enters into publisher agreements which are negotiated agreements that dictate the terms and conditions upon which the publisher’s inventory will be made available through the Company’s CAN. The Company makes decisions about how Advertising Campaigns are delivered on publisher’s websites. Publishers do not have visibility into the campaigns that run on their websites, but they are compensated in proportion to the number of Impressions delivered and the quality of their websites using pre-negotiated rates. Rates are negotiated at the outset of the relationship and amended as needed. Publishers can change the amount of inventory they make available to us at any time. Supply of advertising inventory is also limited for some publishers, such as special websites or new technologies, and these publishers may request higher prices, fixed price arrangements or guarantees. In addition, digital media properties sometimes place significant restrictions on our use of their advertising inventory. These restrictions may prohibit ads from specific advertisers or specific industries, or they could restrict the use of specified creative content or format. As a result, negotiated rates may vary significantly from publisher to publisher. In certain instances, agreements exist with publishers that require the purchase of a minimum number of Impressions on a monthly or quarterly basis.

The Company typically pays its publishers prior to collecting amounts due from its customers. Negotiated payment terms can range from no contractual liability for publisher payments for customer proceeds that have not cleared to prepayment terms. However, to preserve our publisher relations, the Company in practice pays the publishers regardless of the outcome of customer collections.

The Company negotiates with publishers to maintain necessary levels of advertising supply. The Company pre-negotiates publisher arrangements as a percentage of proceeds received from the customers based on the quality of their supply. In some cases, premium publishers are able to negotiate guarantees whereby the Company makes a commitment to purchase certain levels of supply from that particular publisher over a specified period time period. Publishers are not told what campaigns were run on their websites.

In addition to the Company, publishers usually work with numerous other media advertising companies simultaneously and may have other competitors’ SDKs embedded. A publisher can monitor its earnings from each company it works with to determine who is providing the highest payment. Each publisher maintains a system to manage their inventory as they see fit. The publishers will be motivated to work with companies which can maximize their earnings ability.

c. Whether and how you have discretion in terms of the selection of the websites on which you place ads, in particular in supplier selection through programmatic buying on real-time bidding exchanges.

The Company has discretion in terms of selection of the websites on which advertisements are placed. A customer may specify a particular type of demographic or prohibit certain websites but may not specify websites for delivery. The Company utilizes technology and skilled technical personnel to develop media plans and make publisher trafficking decisions. Every YuMe publisher undergoes a thorough review in an effort to ensure that its video content is professionally produced and brand appropriate. Publishers and syndicated domains are continuously monitored and regularly audited in an effort to ensure they are brand safe. In 2014 the Company did not engage in programmatic real time buying or selling.

d. Whether you have inventory risks for advertising inventory purchased in advance or on a guarantee basis.

Depending on demand, the Company periodically acquires advertising space on a guaranteed basis or at a fixed price. In 2014, approximately 29% of all advertising space was priced at a guaranteed or fixed price. Guaranteed and fixed CPM arrangements result in a higher cost of revenue. Because the Company purchases such inventory without certainty that it will be used (and therefore either not monetized or monetized at a lower CPM, therefore reducing margins) the Company bears inventory risk.

e. Whether there are any minimum volume commitments to fulfill.

As stated in the above analysis, the Company periodically enters into publisher guarantees in an effort to ensure premium advertising space is available to meet customer demands. Publisher guarantees create general inventory risk for the Company because inventory supply must be purchased regardless of whether the inventory is used by the Company.

f. Whether the advertisers can seek remedies from you or the digital media property owners.

Pursuant to the terms and conditions of the IO, the Company is the obligor in the arrangement and is responsible for resolution of any customer issues rather than the publishers. Remedies take the form of refunds, credit memos, or makegoods to the customer. As there is no contractual relationship between the Company’s customers and its publishers, the advertisers have no similar recourse against, or remedy from, the publishers.

g. The degree to which your contractual arrangements, margins and revenue trends differ for ads placed on online and mobile websites and applications.

The Company believes one of the key differentiators of its technology platform is its ability to deliver video Advertising Campaigns to multiple digital screens, including online websites and mobile websites and applications. The Company’s value proposition is to aggregate the appropriate audience for an Advertising Campaign across the fragmented digital device landscape, and screen mix is not always a driver of campaign fulfillment.

Consistent with this approach, the contractual arrangements of video Advertising Campaigns, regardless of screen type, are covered by the IOs discussed earlier in this document.

The Company’s percentage of revenue generated from non-PC browser Impressions is 25 to 30 percent of total revenue. The Company does not believe its overall gross margin is impacted by increases or decreases in the percentage of non-PC browser Impressions.

The Company’s conclusion of reporting revenue on a gross basis, as the principal in the arrangement and not the agent, is consistent with industry practice. There a number of other companies in our industry with similar business models to our own. Many of these companies are also public company registrants. These registrants have a managed advertising services component which is similar to ours and from their public filings they appear to have adopted gross revenue recognition reporting because they have concluded, like the Company, that they are the primary obligor in the arrangement, and have a combination of other characteristics in the arrangement that make them the principal such as latitude in establishing pricing, responsibility for fulfillment, discretion over publisher selection, risk from fluctuating publisher costs, billing and collection responsibility and credit risk. In addition, some of these registrants also have a real-time bidding or an auction based exchange component to their business that enables self-service between buyers and sellers to purchase and sell advertising inventory. For this component, the registrants appear to recognize revenue on a net basis, as an agent in the transaction, because they are not the primary obligor, they do not establish pricing and the amount they earn from the arrangement is fixed. During 2014, the Company did not have such a component as part of its business.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 503-7919 if you have any questions or require additional information.

Sincerely,

YuMe, Inc.

/s/ Tony Carvalho

Tony Carvalho
Chief Financial Officer

cc:	Paul Porrini, Executive Vice President, General Counsel and Secretary
Brian Becker, Corporate Controller